Announcement to the Market

Disclosure of results for the first quarter of 2013, according to
International Financial Reporting Standards – IFRS

We present below the differences between our financial statements in BRGAAP1 and in International Financial Reporting Standards - IFRS. We emphasize that the main difference in the result and equity relates to the allowance for loan losses, that uses the concept of incurred loss in IFRS and of expected loss in BRGAAP.

The complete consolidated financial statements under IFRS for the first quarter of 2013 are available at our website: www.itau-unibanco.com/ir.

Comparison between BRGAAP1 and IFRS						R$ million
Balance Sheet	BRGAAP	Adjustments and Reclassifications2	IFRS	BRGAAP	Adjustments and Reclassifications2	IFRS
	Mar/31/2013			Dec/31/2012
Total Assets	1,028,707	(81,053)	947,655	1,014,425	(57,271)	957,154
Cash and Cash Equivalents, Reserve Requirements, Interbank Deposits, Securities Under Repurchase Agreements, Financial Assets and Derivatives3	534,745	(33,009)	501,736	536,497	(20,862)	515,635
Loan Operations	371,348	667	372,015	366,285	699	366,984
(-) Allowance for Loan Losses4	(27,188)	2,164	(25,024)	(27,745)	2,032	(25,713)
Other Financial Assets5	83,041	(40,556)	42,485	75,852	(31,360)	44,492
Tax Assets6	39,320	(6,936)	32,384	40,215	(7,803)	32,412
Investments in non consolidated Companies, Fixed and Intangible Assets, Assets Held for Sale and Other Assets	27,442	(3,383)	24,059	23,321	23	23,344
Current Liabilities and Long Term Liabilities	952,595	(82,117)	870,478	939,302	(58,146)	881,156
Deposits	238,555	-	238,555	243,200	-	243,200
Deposits Received Under Securities Repurchase Agreements3	296,103	(33,211)	262,892	288,818	(21,413)	267,405
Financial Liabilities Held for Trading, Derivatives, Interbank and Institutional funding	176,672	897	177,569	179,772	1,040	180,812
Other Financial Liabilities5	87,939	(40,224)	47,715	81,213	(30,958)	50,255
Reserves for Insurance, Private Pension and Capitalization	96,624	-	96,624	93,210	-	93,210
Provisions and Other Liabilities	46,020	(3,911)	42,109	39,307	(142)	39,165
Tax Liabilities6	10,682	(5,668)	5,014	13,782	(6,673)	7,109
Total Stockholders’ Equity	76,113	1,064	77,177	75,123	875	75,998
Non-controlling interests	1,697	(775)	922	903	(807)	96
Controlling Stockholders’ Equity7	74,416	1,839	76,255	74,220	1,682	75,902

1 BRGAAP represents the accounting practices adopted in Brazil for financial institutions, according to regulation of the Brazilian Central Bank;
2 Resulted from reclassifications between assets and liabilities and other effects from IFRS adoption;
3 Resulted from the elimination of transactions between the parent company and exclusive funds (mainly PGBL and VGBL fund quotas), which are consolidated under IFRS;
4 Implementation of the criteria for calculating the Allowance for Loan Losses as defined in IFRS model;
5 Difference in accounting, mainly for Foreign Exchange Portfolio, which started to be considered as a net effect of Assets and Liabilities;
6 Difference in accounting, mainly for deferred taxes, which are now treated as a net effect of Assets and Liabilities in each of the consolidated companies.
7 Conciliation of Controlling Stockholders’ Equity is presented in the following table.

Itaú Unibanco Holding S.A.

Below, the conciliation of net income and equity, and the conceptual description of the major adjustments.

Conciliation				R$million
Adjustments	Equity	Net Income
	Mar/31/13	1stQ/13	4thQ/12	1stQ/12
BRGAAP - Values Attributable to Controlling Stockholders	74,416	3,472	3,492	3,426
(a) Allowance for Loan Losses	2,081	133	22	(32)
(b) Recognition of deferred tax assets	-	-	(525)	(142)
(c) Adjustment to market value of shares and quotas	487	-	-	(6)
(d) Acquisition of interest in Porto Seguro Itaú Unibanco Participações S.A.	826	(6)	(6)	(9)
(e) Conversion of subsidiaries and unconsolidated companies abroad	-	(74)	(73)	29
(f) Effective interest rate	(433)	62	69	36
Other adjustments	135	(16)	(27)	(26)
Income tax and social contribution on Net Income	(1,257)	(90)	(33)	10
IFRS - Values Attributable to Controlling Stockholders	76,255	3,482	2,919	3,285
IFRS - Values Attributable to Minority Stockholders	922	8	12	194
IFRS - Values Attributable to Controlling Stockholders and Minority Stockholders	77,177	3,490	2,931	3,479

Differences between IFRS and BRGAAP Financial Statements
(a) On IFRS (IAS39), loan losses allowances must be made when there is objective evidence that loan operations have suffered a reduction in its value (Incurred Loss). On BRGAAP, the expected loss model is used 8.

(b) Recognition in the consolidated financial statements on BRGAAP of the tax credit related to the Social Contribution on Net Income at the rate of 15%(IAS12), which had already been fully incorporated in the opening balance sheet of 01/01/2010 under IFRS. The difference between the IFRS and BRGAAP financial statements no longer exists in the 1Q13.

(c) On IFRS (IAS39 and 32), stocks and quotas classified as permanents investments were measured at fair value and its gains and losses were recorded directly on Equity, with no impact on the income statement of the period.

(d) On IFRS, the effect of accounting at fair value the acquisition of the participation in Porto Seguro Itaú Unibanco Participações S.A. was recognized.
(e) On the IFRS (IAS21), exchange rate variations of subsidiaries and non consolidated companies abroad, where the functional currency (defined as the currency of the primary economic environment on which each entity operates) differs from the Real, are recorded directly on Equity with no impact on the income statement of the period.

(f) On the IFRS (IAS39), the assets and financial liabilities measured at amortized cost are recognized according to the methodology of effective interest rate, which appropriates the revenues and costs directly attributed to the acquisition, issue or disposal for the period of operation. On BRGAAP, the recognition of expenses and revenues from fees occurs at the time of contracting these operations.

8 For more details see our Complete Financial Statements for the first quarter of 2013.

For comparison purposes, we present on the table below the net income and the recurring net income according to the IFRS and the BRGAAP.

						R$ million
Recurring Net Income	1stQ/13			1stQ/12
	BRGAAP	IFRS	Variation	BRGAAP	IFRS	Variation
Net Income - Attributable to Controlling Stockholders	3,472	3,482	10	3,426	3,285	(141)
Exclusion of the Non-Recurring Events9	40	40	-	118	107	(11)
Market Value Adjustment – BPI	-	-	-	55	50	(5)
Provision for Contingencies-Economic Plans	40	40	-	63	57	(6)
Recurring Net Income - Attributable to Controlling Stockholders	3,512	3,522	10	3,544	3,392	(152)
9 The difference between BRGAAP and IFRS results from the fact that, on IFRS, the Social Contribution on Net Income (CSLL) is not compensated by the tax credits generated by the increase in the CSLL rate from 9% to the current 15%. The difference between the BRGAAP and IFRS no longer exists in the 1Q/13.

The tables in this report show the figures in millions. Variations and summations, however, are calculated in units.

São Paulo, April 30, 2013.

Alfredo Egydio Setubal
Investor Relations Officer

Itaú Unibanco Holding S.A.